

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 6, 2012

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY   10017

Re: Western Asset Middle Market Debt Fund Inc.
File Nos. 333-183236; 811-22734

Dear Ms. Cogan:

We have reviewed the registration statement on Form N-2 for Western Asset Middle Market Debt Fund Inc. (the "Fund"), filed on August 10, 2012 with the Commission under the Securities Act of 1933 (the "33 Act") and the Investment Company Act of 1940 (the "1940 Act"). We have the following comments.

Prospectus Cover Page

Investment Objective – Page (i)

1.   The Fund's primary investment objective is to provide high income. Please clarify the meaning of the term "high income" in contrast to "income."

Leverage – Page (ii)

2.   Please disclose the percentage limitation on borrowing using reverse repurchase agreements. If there is no percentage limit, disclose this and the attendant risks. Also, please disclose whether the Fund may borrow for purposes other than leverage.

3.   The prospectus discloses that the Fund may use leverage though loans from certain financial institutions. Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, are there any terms that materially affect the Fund (*e.g.*, any pledge of assets or limits on portfolio instruments).

Distributor – Page (ii)

4.   The prospectus discloses that the sales load for any one stockholder will be payable to LMIS or a dealer appointed by LMIS. In addition, LMIS may receive a portion of any sales load

paid to a dealer (which it appoints). Please disclose the procedures for calculating the amounts paid to LMIS and the dealer.

Limited Term –Page (ii)

5.   The prospectus discloses that the Fund's termination date can be extended beyond December 31, 2021, with shareholder approval. Given that the Fund may extend the date of its termination, please clarify whether the Fund will deviate from its 80% investment policy during the extended term and during the initial wind down period of two years.   In other words, please disclose whether the Fund will be permitted to deviate from the 80% investment policy for a period in excess of the two years described in the prospectus. We may have further comments after this information is provided.

No Prior History and No Liquid Market – Page (iii)

6.   The Fund is designed primarily for "long-term" investors. Please clarify what the Fund means by long-term, given that the Fund will terminate, unless action is taken, within eight years, a relatively short period of time.

Prospectus Summary

Who May Want to Invest – Page 1

7.   Please clarify what the Fund means by a "long-term investment," given that the Fund may terminate in a relatively short period of time, eight years. Also, please add the word "a" prior to "unique investment opportunity."

Limited Term – Page 4

8.   The prospectus states that securities placed in a liquidating trust may be held for an indefinite period of time. Please disclose whether the trust will pay any interest or be insured in any way until the securities are sold or paid out.

Leverage – Page 5

9.   Please disclose the total amount of borrowing the Fund may have outstanding.

Derivatives – Page 5

10.   The prospectus states that the Fund may invest without limit in derivative instruments for hedging, risk management, and investment purposes. Please disclose what types of derivatives the Fund expects to invest in and how the Fund expects to use them. Also, please confirm to the staff that the Fund has made adequate disclosure in this regard. *See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010).

11.   With regard to all derivatives, disclose specifically if the Fund will sell or write the derivatives. Also, disclose the unlimited risk potential this creates.

Distributions – Page 6

12.   Will the quarterly distributions under a managed distribution policy the Fund may implement in the future include return of capital distributions? If so, please revise the disclosure to discuss all the ramifications from distributions with returns of capital.   Specifically, disclose that the return of capital is a return of the shareholder's original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price.

Non-U.S. Subadviser – Page 8

13.   Please explain to the staff how the Fund's arrangement with the non-U.S. subadviser is consistent with the provisions of the 1940 Act and the Investment Advisers Act of 1940 ("Advisers Act"). Please address issues that may arise in utilizing a non-U.S. subadviser, including, but not limited to, whether the subadviser is registered under the Advisers Act; whether the Fund and non-U.S. subadviser have executed a valid advisory contract in compliance with section 15 of the 1940 Act; whether the non-U.S. subadviser has custody of any of the Fund's assets (where and how will assets be held); whether it will be subject to service of process; and whether its books and records will be available to the Commission for inspection. Also, please disclose whether the Non-U.S. Subadviser will be supervised by the Subadviser or the Manager.

Summary of Fund Expenses – Page 26

14.   Given there is no line item in the fee table for acquired fund fees and expenses ("AFFE"), please confirm the Fund does not expect to incur any during its first year of operation or that they are less than one basis point of average net assets of the Fund and are included within "other" expenses. Otherwise, please add a caption for the AFFE and estimate the amounts the Fund expects to pay during the first year of operations.

15.   Briefly define the word "reallowed" as used in footnote 4 to the fee table.

16.   Please disclose the assumption on the amount the Fund expects to borrow (including through preferred securities) in the first year.

Percentage Limitations – Page 30

17.   The prospectus states that the percentage limitations described in the prospectus are as of the time of investment by the Fund. Please disclose what actions, if any, the Fund may take to adjust the percentages back to the limitations disclosed in the prospectus and Statement of Additional Information should there be a significant increase or decrease in the percentages.

Portfolio Contents – Page 31

18.   The prospectus states that the Fund may invest in structured notes and other related instruments to fulfill its investment strategy. Please disclose who issues the structured notes and what creditworthiness standards the Fund will use to evaluate them.

19.   The prospectus discloses that the Fund may invest in credit default swaps for investment and hedging purposes. Please disclose the type of credit default swaps the Fund will buy and sell, and whether they will be based on the fixed income securities in the portfolio or on some other basis. Also, disclose the percentage limit the Fund may sell and the risks to the Fund of such investments.

Risks – Page 38

20.   Please disclose more fully whether a managed distribution policy will be implemented.

21.   Please disclose the anti-takeover provisions in the risks or cross-reference the discussion that appears later in the prospectus.

Below Investments (High-Yield or Junk Bond) Securities Risk – Page 40

22.   Please disclose the percentage the Fund intends to invest in foreign securities, emerging markets, and high-yield or junk bonds.

Foreign Securities and Emerging Markets Risk – Page 44

23.   Please disclose whether the Fund's investing in foreign securities as part of the 80% in middle market companies. If so, please state whether the Fund uses the same market capitalization test in order to determine what is a middle market company.

Manager – Page 54

24.   Disclosure in this section of the prospectus indicates the Fund will pay all of its offering expenses, however, the fee table states that the Adviser pays them. Please reconcile. Otherwise, state that the common shareholders of the Fund pay these expenses. Also, when the Fund uses leveraging, the fees paid to the Adviser and subadviser will be higher because the fees are based on the Fund's managed assets, therefore, please disclose that the manager and subadviser have incentive to leverage the Fund.

Sub-adviser and Non-U.S. Subadviser – Page 54

25.   Please explain what is meant by the sub-adviser's "supervised affiliates" and whether they are also affiliates of the Manager.

26.   Please advise the staff why the fees paid by the adviser to Non-U.S. Subadviser are based on net assets, while the Adviser and Subadviser fees are paid based on gross or managed assets.

Also, please disclose how the Fund will pay the non-U.S. Subadviser a fee for its services at no "additional expense to the Fund."

<u>Certain Provisions in the Articles of Incorporation and By-Laws – Page 63</u>

27.   The prospectus states that the Board may elect to be subject to the control share acquisition statute at any time in the future. Please disclose that the staff has taken the position that a Fund that opts in to the provisions of such statute in this manner is inconsistent with the requirements of 1940 Act. *See Boulder Total Return Fund, Inc.* S.E.C. No-Action Letter (November 15, 2010). Please clarify that the Fund may opt into a control share acquisition statute only subject to a determination that it is consistent with the 1940 Act by the Commission or a court of competent jurisdiction.

Statement of Additional Information

<u>Investment Restrictions – Page 2</u>

28.   Disclosure in this section states that the Fund reserves the right to invest more than 25% of its assets in industrial development bonds and private activity securities. Please clarify that the Fund may not invest more than 25% of it is assets in industrial bonds and private activity securities backed by revenues derived from one industry. Also, please disclose how investing in more than 25% of its assets in such securities would affect the Fund's investment policy.

General Comments

29.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

30.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

  · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel